MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          Chittenden Corporation's net income for the second quarter of 1995 increased 31% from the 1994 level to $5.0 million, or $0.60 per share. Net income for the first six months of 1995 totaled $9.7 million, or $1.19 per fully diluted share, up 34% from last year. Return on average assets was 1.42% for the first six months of 1995, compared with 1.23% last year. Return on average equity was 17.43% for the first six months of 1995, up from 14.64% for the same period in 1994.

          Net interest income on a fully taxable equivalent basis for the first half of 1995 was $31.7 million, up $5.5 million from the amount earned during the first six months of 1994. Contributing to this increase were both a higher net yield on earning assets, up 21 basis points from a year ago to 4.98%, and higher average earning assets, up $176.3 million from a year ago due primarily to the acquisition of Bank of Western Massachusetts late in the first quarter of 1995. The acquisition was accounted for as a purchase, therefore the numbers disclosed in the tables and narrative that follow include the acquired bank for 1995, but not for the comparable time periods in 1994.

          Provisions for and activity in the allowance for possible loan losses are summarized as follows:
                                        Three Months        Six Months
                                        Ended June 30,      Ended June 30,
                                        ----------------------------------
                                          1995    1994       1995     1994
                                        ----------------------------------
                                                   (In Thousands)
     Beginning Allowance for Possible
      Loan Losses Balance               $23,402   $18,985   $19,099   $18,917
     Allowance of Bank Acquired
      March 17, 1995                         -         -      4,135        -
     Provision for Possible Loan Losses     600     1,200     1,550     2,400
     Loans Charged Off                   (1,290)   (1,521)   (2,343)   (2,877)
     Loan Recoveries                        834       263     1,105       487
                                        -------------------------------------
     Ending Allowance for Possible
      Loan Losses Balance               $23,546   $18,927   $23,546   $18,927
                                        =====================================

     The lower level of provision for possible loan losses reflected the effect of significant recoveries in the second quarter.

          Noninterest income amounted to $7.2 million for the second quarter and $13.8 million for the first half of 1995, up 24% and 20%, respectively, from the same periods a year ago. Trust revenue was up modestly from 1994 levels. Service charges on deposit accounts were up due to higher deposit levels, primarily reflecting the acquired bank. Gains on sales of mortgage loans were up $128,000 for the quarter due to increased activity as interest rates declined. For the first six months of the year, gains were down $284,000 reflecting lower levels of refinancing activity in the first quarter. Chittenden continues to sell most of its fixed rate residential mortgage production in the secondary market. Mortgage servicing income was up slightly for the second quarter and even with the first half of last year. Revenue from higher serviced mortgage balances was partially offset by accelerated amortization of deferred premiums. Credit card income increased $1.1 million for the second quarter and $2.0 million for the first six months from the comparable 1994 levels, reflecting higher transaction volumes.

          For the second quarter of 1995, noninterest expenses were $15.6 million, up 26% from the comparable 1994 level. Most of the increase reflected the inclusion of the Bank of Western Massachusetts' expenses in the 1995 amounts. Without the effect of the acquisition, second quarter expenses were up approximately $1.3 million or 11%. This increase was primarily in the credit card expense category and reflected the increased volume of activity noted previously. Other expense included $307,000 of amortization of intangibles recorded in connection with the acquisition. Noninterest expenses stood at $28.8 million for the first half of 1995, up 20% from the same period last year. Excluding the Bank of Western Massachusetts, expenses were up 10% for the first half. Half of this variance was attributable to higher credit card expenses.

     CREDIT QUALITY

          Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of June 30, 1995, nonperforming assets totaled $13.7 million, up from $12.8 million a year earlier and down from $15.1 million at March 31, 1995. Approximately $4.3 million in payments received, charge-offs, and sales of OREO during the quarter exceeded the addition of $2.8 million to total non-performing assets. The allowance for loan losses stood at $23.5 million at June 30, 1995, up slightly from $23.4 million at March 31, 1995 and $19.1 million at December 31, 1994.

          A summary of credit quality follows:

                                        06/30/95  03/31/95  12/31/94  06/30/94
                                        --------------------------------------
                                                       (In Thousands)

     Nonaccrual Loans                   $11,166   $12,755   $ 7,934   $11,225
     Restructured Debt                      187       190       185       188
     Other Real Estate
      Owned (OREO)                        2,312     2,183     1,288     1,388
                                        ---------------------------------------
     Total Nonperforming
      Assets (NPA)                      $13,665   $15,128   $ 9,407   $12,801
                                        =======================================

     Loans Past Due 90 Days or
      More and Still Accruing Interest  $ 1,814   $ 3,733   $ 1,132   $   751
     Allowance for Possible Loan Losses  23,546    23,402    19,099    18,927
     NPA as % of Loans plus OREO           1.30%     1.47%     1.08%     1.52%
     Loss Allowance as % of Loans          2.24      2.28      2.19      2.25
     Loss Allowance as % of
      Nonperforming Loans                207.40    180.63    235.24    165.84
     Loss Allowance as % of NPA          172.31    154.69    203.02    147.86


       As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan as amended by SFAS No. 118. Please refer to NOTE 2 to the Consolidated Financial Statements appearing elsewhere in this document.

     CAPITAL

          Stockholders' equity totaled $125.7 million at June 30, 1995, up from $119.0 million at the end of March. At June 30, 1994, equity was $100.2 million. The current level reflects the net income of $5.0 million for second quarter 1995, the improvement of $2.9 million in the valuation allowance for net unrealized losses on investment securities available for sale, and dividends paid to stockholders of $1.2 million. The decrease in the valuation allowance reflects an increase in the fair value of the available for sale investment portfolio which resulted from lower interest rates during the quarter.

          "Tier One" capital, consisting entirely of common equity, measured 10.65% of risk-weighted assets at June 30, 1995. Total capital, including the "Tier Two" allowance for loan losses, was 12.01% of risk-weighted assets. The leverage capital ratio was 7.84%. These ratios placed Chittenden in the "well-capitalized" category according to regulatory standards.

     LIQUIDITY

          The Company's liquidity and rate sensitivity are monitored by the Bank's asset and liability committee. This committee meets regularly to review and direct the Bank's lending and investment activities, as well as its deposit-gathering and borrowing functions.

          The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At June 30, 1995, the Company maintained cash balances and short-term investments of approximately $133.1 million, compared with $101.0 million at December 31, 1994. During the first six months of 1995, the Company continued to be an average daily net seller of Federal Funds.